UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

On April 12, 2006 CDC Corporation announced the appointment of Mr. Peter Yip, vice chairman of the board of directors, as chief executive officer of the company replacing Mr. Steven Chan who had been serving as acting chief executive officer.

Exhibit  Description

1.1      Press release dated April 13, 2006
         CDC Software to Acquire c360, a Leading Microsoft Dynamics CRM
         Software Partner

1.2      Press release dated April 18, 2006
         CDC Software Launches Franchise Partner Program With $20 Million
         Investment for Strategic Channel Partners

1.3      Press release dated April 20, 2006
         CDC Corporation Reports Robust Growth in China Driven by Strong
         Performance in CDC Software Sales and Online Game Usage

1.4      Press release dated April 24, 2006
         CDC Software to Provide Enterprise Applications via Software as
         a Service (SaaS) Throughout China

1.5      Press release dated April 25, 2006
         Mission Pharmacal Speeds Time-to-Market for Drugs with Ross
         Systems

1.6      Press release dated April 26, 2006
         CDC Software Completes Acquisition of c360

1.7      Press release dated May 1, 2006
         Corporation Reports Robust Growth in Revenue and Adjusted Net Income
         in Preliminary Financial Results for First Quarter 2006

1.8      Press release dated May 2, 2006
         CDC Corporation Extends US$20 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 2, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated April 13, 2006 -- CDC Software to Acquire c360, a Leading Microsoft Dynamics CRM Software Partner
1.2	Press release dated April 18, 2006 -- CDC Software Launches Franchise Partner Program With $20 Million Investment for Strategic Channel Partners
1.3	Press release dated April 20, 2006 -- CDC Corporation Reports Robust Growth in China Driven by Strong Performance in CDC Software Sales and Online Game Usage
1.4	Press release dated April 24, 2006 -- CDC Software to Provide Enterprise Applications via Software as a Service (SaaS) Throughout China
1.5	Press release dated April 25, 2006 -- Mission Pharmacal Speeds Time-to-Market for Drugs with Ross Systems
1.6	Press release dated April 26, 2006 -- CDC Software Completes Acquisition of c360
1.7	Press release dated May 1, 2006 -- Corporation Reports Robust Growth in Revenue and Adjusted Net Income in Preliminary Financial Results for First Quarter 2006
1.8	Press release dated May 2, 2006 -- CDC Corporation Extends US$20 Million Share Repurchase Program